[Letterhead of Tutor Perini Corporation]

October 3, 2012

Submitted by electronic transmission

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Tutor Perini Corporation
Form 10-K for the fiscal year ended December 31, 2011
Form 10-Q for the quarterly period ended June 30, 2012
File No. 1-6314

Dear Mr. Cash:

We received the Staff’s letter dated September 20, 2012 providing further comments on our 2011 Form 10-K and Form 10-Q for the quarterly period ended June 30, 2012, which requests that we respond within 10 business days or tell you when we will provide you with our response.

Pursuant to our phone conversation today, we are requesting a one week extension to file our response with you no later than October 11, 2012.

Thank you for your consideration on this matter.

Sincerely,

/s/ Michael J. Kershaw
Michael J. Kershaw
Executive Vice President and Chief Financial Officer